Filed by: The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Barrett Resources Corporation
Commission File No. 1-13446

May 10, 2001

Analysts' Presentation Made By
Officers of The Williams Companies, Inc.
on May 10, 2001

1

Boston Analysts' Presentations

Steve Malcolm
Executive Vice President, The Williams Companies
President & CEO
Williams Energy Services

Jack D. McCarthy
Senior Vice President & Chief Financial Officer, The Williams Companies

May 10, 2001

Williams

Forward-looking statements

Certain matters discussed in this report, excluding historical information, include forward-looking statements - statements that discuss Williams' expected future results based on current and pending business operations. Williams makes these forwarding-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

Forward-looking statements can be identified by words such as "anticipates," "believes," "expects," "planned," "scheduled" or similar expressions. Although Williams believes these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to numerous assumptions, uncertainties and risks that could cause future results to be materially different from the results stated or implied in documents found on this website.

The following are important factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted:

- Changes in general economic conditions in the United States.
- Changes in federal or state laws and regulations to which Williams is subject, including tax, environmental and employment laws and regulations.
- The cost and effects of legal and administrative claims and proceedings against Williams or its subsidiaries.
- Conditions of the capital markets Williams utilizes to access capital to finance operations.
- The ability to raise capital in a cost-effective way.
- The effect of changes in accounting policies.
- The ability to manage rapid growth.
- The ability to control costs.
- The ability of each business unit to successfully implement key systems, such as order entry systems and service delivery systems.
- Changes in foreign economies, currencies, laws and regulations, and political climates, especially in Argentina, Brazil, Canada, Chile, Venezuela, Lithuania and Australia, where Williams has made direct investments.
- The impact of future federal and state regulations of business activities, including allowed rates of return, the pace of deregulation in retail natural gas and electricity markets, and the resolution of other regulatory matters related to Williams' businesses.
- Fluctuating energy commodity prices.
- The ability of Williams' energy businesses to develop expanded markets and product offerings as well as their ability to maintain existing markets.
- The ability of both the Gas Pipeline unit and the Energy Services unit to obtain governmental and regulatory approval of various expansion projects.
- The ability of customers of the energy marketing and trading business to obtain governmental and regulatory approval of various projects, including power generation projects.
- Future utilization of pipeline capacity, which can depend on energy prices, competition from other pipelines and alternative fuels, the general level of natural gas and petroleum product demand, decisions by customers not to renew expiring natural gas transportation contracts and weather conditions.
- The accuracy of estimated hydrocarbon reserves and seismic data.
- The ability to successfully integrate any newly acquired businesses.

Company Overview

Williams

Energy Services

Energy Marketing & Trading

Midstream

Petroleum Services

Exploration & Production

International

WEG (MLP) (60.3%)

Gas Pipeline

West
- NW Pipeline
- Kern River

SouthCentral
- Central
- Texas Gas

Transco

Alliance (14.6%)

First Quarter Earnings
– Diluted EPS



Recurring
.34
Reported
.31
.80
Recurring
.78
Reported
2000
2001

2001 First Call Earnings Expectations



1.71
1.91
2.05
2.27
2.31
January
February
March
April
May

Williams

Earnings 1998 – 2002

– Diluted EPS



Recurring
Reported
.89
.56
.79
2.33
2.15
2.31
2.60
'98
'99
'00
'01
'02
First Call Consensus

Overarching Strategy

Build shareholder value through a prudent use of the balance sheet to build the productive capacity of our assets

- Expand existing assets
- Extend geographic footprint
- Focus on highest-growth opportunities
- Relentlessly seek low-cost position in every market
- Supplement organic growth through selective acquisitions

Consolidated Capitalization
– Billions of dollars



$25
$0
Equity
70% debt
Equity
63% debt
12/31/2000
Post-spin

Earnings Contributions
– Segment Profit



Energy Services
Gas Pipeline
47%
53%
71%
29%

1997

$1.2 billion

2001
Estimate

$2.4 - $2.6 billion

Williams Energy Services



Aggressive Growth Strategy

Continuously grow a portfolio of energy businesses, each of which meets the following criteria:

- Stand-alone attractive returns
- Provide a platform for growth
- Additional value creation through marketing and trading

Growth in Infrastructure

	After MAPCO Q1 1998	1Q 2001	Target
Structured Power Portfolio (MW)	110	14,800	40,000
Processing capacity (Bcf/d)	2.3	11.9	Selected regional growth
Fractionation capacity (bbl/d)	107,000	274,000	
NGL storage capacity (mmbbls)	19.3	64.0	
NGL transportation pipe (miles)	10,316	14,300	
Refining Capacity	157,000	227,000	
Terminal storage (mmbbls)	25.6	47.6	MLP
TravelCenters (# of locations)	6	58	70
Natural Gas Reserves (Bcf)	708	1,202	1,500
Natural Gas Production (mmcfe/d)	118	220	350

Shifting Distribution of Profit

Recurring Energy Services Segment Profit


1996
$ 600 MM
21%
1%
53%
26%
2000
$ 1.7 B
64%
4%
13%
19%
Energy Mktg. & Trading
Midstream
Petroleum Services
Exploration & Production

The Barrett Merger

- Establishes a long-term natural gas hedge for its increasing North American power generation position
- Allows for continued growth of power business
- Offers substantial production growth potential
  - Exploitation of its long-life tight gas and coal bed methane reserves
  - Substantial undeveloped upside
- Provides additional midstream value opportunities
- Accretive to EPS and CFPS measures
- New core areas

Combined Core Properties



Powder River Basin
Wind River Basin
Green River Basin
Uinta Basin
Denver
Piceance Basin
Raton Basin
San Juan Basin
Tulsa

- Barrett Properties
- Williams Properties
- Williams Gas Pipelines
- ▲ Williams Natural Gas Processing & Treatment Plants
- Williams California Power Marketing
  4,000 of the 15,000 megawatts in national portfolio

Williams

Recent Acquisitions

Announced Date	Buyer(s)	Seller(s)	Transaction Value	Reserves US$/mcfe
02/12/01	Anadarko	Berkley Petroleum Corp.	$994	$1.43
02/08/01	Calpine Corp.	Encal Energy Ltd.	1,129	1.58
01/18/01	Burlington Resources	ATCO Viking-Kinsella Prop.	328	1.31
12/29/00	Newfield Exploration	Lariat Petroleum, Inc.	333	1.30
12/22/00	Marathon Oil	Pennaco Energy Inc.	500	2.56
10/16/00	Calpine Corp.	TriGas Exploration	101	1.71
10/04/00	Murphy Oil	Beau Canada Ltd.	278	0.98
08/28/00	PanCanadian	Montana Power	473	1.28
05/15/00	Hunt Oil Co.	Newport Petroleum Corp.	516	1.31
05/02/00	Alberta Energy Co. Ltd.	McMurry Oil et al	777	1.30
04/17/00	Anderson Exploration	Ulster Petroleums Ltd.	646	1.08
04/10/00	Unocal	Northrock Resources	519	0.93
04/03/00	Anadarko Pet. Corp.	UPR Group Inc.	7,911	1.39

Source: Merrill Lynch

Barrett Proved Reserves - 2.1 tcfe

Additions since 12/31/00:

- Addition to core Piceance Basin reserves
- Direct offset locations to producing wells
- Confirmed with third party reserves auditor
- Qualified under SEC guidelines

Barrett Merger Accretive to WMB Earnings

Based on:

- 10-year strip, discounted
- Existing hedges on production
- Conservative production profile
- Minimal cost savings from operational overlap

EM&T – Engine for Future Growth

EM&T Segment Profit Growth


1,200
1,000
800
600
400
200
0
53.4
39.0
106.1
1,007.9
485.0
1997
1998
1999
2000
1Q 01

Dollars in millions

- **Dramatic increase in operating profit**
- **2nd most profitable**
- **Pioneer of long-term structured power solutions**
- **Top 3 NGL marketer**

Recent EM&T transactions

Feb. 1	15-year full requirements - three Georgia EMCs - 1,100 MW.
Feb. 6	5-year power agreement - Pennsylvania and New Jersey - 450 megawatts.
Feb. 20	16-year tolling agreement - supply fuel to and market 3,300 MW of capacity - six power generation facilities – Kinder Morgan Power Company
Feb. 22	10-year, fixed-price power agreement with the California DWR – up to 1,400 megawatts (MW)
Apr. 19	Plans to develop 1,230 MW power generation plant - Georgia
Apr. 30	15-year full requirements power agreement – Jackson EMC - 1,100 MW

Tremendous Opportunity in Power*

*Owned, marketed, or under L-T option

- 8,900 MW at YE 2000
- 15,520 MW in current power portfolio
- Goal: 25,000 MW by 2003; 40,000 MW by 2005


WSCC
MAPP
MAIN
NPCC
ECAR
SERC
SPP
ERCOT
FRCC
MAAC
Red Oak 832 MW
Hazleton
Ironwood
Worthington
170 MW
Milagro - 60 MW
Evangeline -
775 MW
Tenaska -
Los Angeles
4000 MW

Existing generation

Target region

Gulfstream target region

Different And Successful



Enron
Duke
El Paso
Dynegy
Williams
Gas/Power Volumes (Bbtue/d)
48,000
36,000
24,000
12,000
0
EBIT ($MM)
$1,500
$1,200
$900
$600
$300
$0
EBIT per Bbtue/d
$0.12
$0.09
$0.06
$0.03
$0.00
2000

Williams

Midstream Gas & Liquids

Asset Overview Map
Year End 2000



Western Canada Sedimentary Basin
Ft. Saskatchewan
Rockies
Sarnia
Conway
Mt. Belvieu
Deepwater

- North American focus
- Presence in all four major NGL markets
- 2nd largest processor of NGLs
- 2nd largest NGL storage provider

Williams

Diverse Petroleum Services Network



- No. 1 Petroleum storage company in North America
- Largest petroleum transportation provider in the Midwest
- True niche refiner
- Bio-Energy leader
- Creating 1st "Virtual Supply Network"
  - MLP to facilitate growth strategy

Expanding Reserves & Production

Working Interest Volumes (mmcfe/d)



500
400
300
200
100
0
145
194
220
500
1998
1999
2000
2001
2002
Goal



2,500
2,000
1,500
1,000
500
0
708
1052
1202
2500
1998
1999
2000
2001
2002
Goal

Reserves (Bcfe)

- Top 25 independent
- Top 10: San Juan/Rockies
- Top quartile performer*
  - F&D costs: $.39 vs industry of $1.08/mcfe
  - Production cost: $.46 vs industry of $.57/mcfe
  - 329% reserve replacement

Reflects 2000 results; Industry figures from Salomon Smith Barney, 1999 Operating Trends & Finding Cost Study

Williams Gas Pipeline



Alliance (14.6%)
NW Pipeline
Central
Kern River
Transco
Texas Gas

Gas Pipeline Strategy

Aggressively expand our presence into high-growth markets from our platform of being the low-cost provider with the highest quality service

- **Aggressively expand into new markets**
  - Capture existing market growth
  - Pursue acquisition/greenfield opportunities
  - Strategic marketing
- **Improve Efficiency**
  - Ruthlessly adopt the most efficient practices
- **Operating Safety and Reliability**
- **One national pipeline**
- **Workforce values**

Gas Pipeline Operating Profit



($ Millions)
$1,000
$900
$800
$700
$600
$500
$400
750-765*
1996
1997
1998
1999
2000
2001
Base
Reserves
6% Growth

*Includes J V adjustment

Gas Pipeline – the Focus is Growth



Georgia Strait
Jackson Prairie
Power Projects
Sumas South
NWP Displacement
Cross Bay
MarketLink
Independence
Power Projects
Cove Point
Sundance
Momentum
Western Frontier
Kern River Expansions
Power Projects
Gulfstream

Total Shareholder Return
12/31/90 - 4/30/01


S&P 500
Duke
Nasdaq
El Paso
Kinder Morgan, Inc.
Enron
Williams
0
200
400
600
800
1,000
1,200
Percent

Williams has outperformed its peers and the broad market during the '90s and into the new decade . . .

Total Shareholder Return
12/29/00 - 4/30/01



Enron
Nasdaq
S&P 500
El Paso
Dynegy
Duke
Kinder Morgan, Inc.
Williams
(25) (20) (15) (10) (5) 0 5 10 15
Percent

. . . And it has continued to lead in 2001.

Williams

Growth in Earnings
– Diluted EPS


$3.10
$2.84
20%/yr
15%/yr
$2.20
$1.38
$.79
15%/yr
$1.04
1999
2001 Projected
2003

Compelling Value

	May 7, 2001 Closing Price	2001 FC EPS Est.	P/E
Dynegy	53.09	1.99	26.7
Duke	45.10	2.46	18.3
El Paso	66.55	3.33	20.0
Enron	58.04	1.79	32.4
Kinder Morgan	56.86	1.81	31.4
Williams	**39.28**	**2.31**	**17.0**

Additional Information and Where to Find It

This document is being filed pursuant to Rule 425 under the Securities Act of 1933. This document does not constitute an offer of sale of securities. Shareholders of Barrett Resources Corporation ("Barrett") and other investors are urged to read the tender offer materials, when available, and the proxy statement-prospectus which will be included in the registration statement on Form S-4 to be filed by the The Williams Companies, Inc. ("Williams") in connection with the second-step merger because they will contain important information about Barrett, Williams, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters.

In addition to the tender offer materials and the registration statement and the joint proxy statement/prospectus to be filed in connection with the merger, Williams and Barrett file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Barrett or Williams at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Williams' and Barrett's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the tender offer materials and joint proxy statement/prospectus, when available, and these other documents may also be obtained from Williams by directing a request through the investors relations portion of Williams' Williams' website at http://www.williams.com or by mail to The Williams Companies, Inc., One Williams Center, 50th Floor, Tulsa, Oklahoma 74172, Attention: Investors Relations, Telephone: 800-600-3782.